Exhibit 99.1

Merus N.V.

Unaudited Condensed Consolidated Statement of Financial Position

(after appropriation of result for the period)

	Notes	March 31, 2017	December 31, 2016
		(euros in thousands)
Non-current assets
Property, plant and equipment		758	648
Intangible assets		358	374
Restricted cash		—	167

		1,116	1,189

Current assets
Financial asset	5	—	11,847
Taxes and social security assets	6	1,082	—
Trade and other receivables	6	2,190	2,357
Cash and cash equivalents	2	236,512	56,917

		239,784	71,120

Total assets		240,900	72,310

Shareholders’ equity	10
Issued and paid-in capital		1,745	1,448
Share premium account		213,523	139,878
Accumulated loss		(123,985)	(107,295)

Total equity		91,283	34,031

Non-current liabilities
Borrowings	8	—	319
Deferred revenue	9	135,529	30,206

Current liabilities
Borrowings	8	—	167
Trade payables		4,275	2,298
Taxes and social security liabilities		203	29
Deferred revenue	9	6,943	1,610
Other liabilities and accruals	7	2,667	3,650

		14,088	7,754

Total liabilities		149,617	38,280

Total equity and liabilities		240,900	72,310

The footnotes are an integral part of these condensed consolidated interim financial statements

Unaudited Condensed Consolidated Statement of Profit or Loss and Comprehensive Loss

	Note	Three month period ended March 31,
		2017	2016
		(euros in thousands, except per share data)
Revenue	11	2,286	847
Research and development costs	12	(7,007)	(4,206)
Management and administration costs	12	(4,202)	(518)
Other expenses	12	(1,843)	(1,613)

Total operating expenses		(13,052)	(6,337)

Operating result		(10,766)	(5,490)
Finance income		190	33
Finance costs		(10,734)	(5)

Total finance income / (expenses)	14	(10,544)	28

Result before tax		(21,310)	(5,462)
Income tax expense		(11)	—

Result after taxation		(21,321)	(5,462)

Other comprehensive income
Exchange differences on the translation of foreign operations		5	3

Total other comprehensive loss for the period		5	3

Total comprehensive loss for the period		(21,316)	(5,459)

Basic (and diluted) loss per share*		(1.15)	(0.63)

*	For the periods included in these financial statements, the share options are not included in the diluted loss per share calculation as the Company was loss-making in all these periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted loss per share is equal. Basic and diluted loss per share as of March 31, 2016 was adjusted to conform to the current period presentation.

The footnotes are an integral part of these condensed consolidated interim financial statements

Unaudited Condensed Consolidated Statement of Changes in Equity

	Note	Common share capital	Class A Pref. share capital	Class B Pref. share capital	Class C Pref. share capital	Common share premium	Class A Pref. share premium	Class B Pref. share premium	Class C Pref. share premium	Accumulated loss	Total equity
		(euros in thousands)
Balance at January 1, 2016		30	21	351	373	1,564	1,334	38,906	49,105	(63,382)	28,302
Result		—	—	—	—	—	—	—	—	(5,462)	(5,462)
Other comprehensive loss		—	—	—	—	—	—	—	—	3	3

Total comprehensive loss		—	—	—	—	—	—	—	—	(5,459)	(5,459)

Transactions with owners of the Company:
Issuance of shares (net)	10	1	—	—	—	22	—	—	—	—	23
Equity settled shared-based payments	10	—	—	—	—	—	—	—	—	327	327

Total contributions by and distributions to owners		1	—	—	—	22	—	—	—	327	350

Balance at March 31, 2016		31	21	351	373	1,586	1,334	38,906	49,105	(68,514)	23,193

Balance at January 1, 2017		1,448	—	—	—	139,878	—	—	—	(107,295)	34,031
Result		—	—	—	—	—	—	—	—	(21,321)	(21,321)
Other comprehensive loss		—	—	—	—	—	—	—	—	5	5

Total comprehensive loss		—	—	—	—	—	—	—	—	(21,316)	(21,316)
Transactions with owners of the Company:
Issuance of shares (net)	10	297	—	—	—	73,645	—	—	—	—	73,942
Equity settled shared-based payments	10	—	—	—	—	—	—	—	—	4,626	4,626

Total contributions by and distributions to owners		297	—	—	—	73,645	—	—	—	4,626	78,568

Balance at March 31, 2017		1,745	—	—	—	213,523	—	—	—	(123,985)	(91,283)

The footnotes are an integral part of these condensed consolidated interim financial statements

Unaudited Condensed Consolidated Statement of Cash flows

	Three month period ended March 31,
	2017	2016
	(euros in thousands)
Cash flows from operating activities
Result after taxation	(21,321)	(5,462)
Adjustments for:
Changes in fair value derivative	10,667	—
Unrealized foreign exchange results	483	—
Depreciation and amortization	64	51
Share option expenses	4,626	327
Net finance (income) expenses	67	(28)

	(5,414)	(5,112)
Changes in working capital:
Taxes and social security assets	(1,082)	30
Trade and other receivables	167	30
Trade payables	1,977	(829)
Other liabilities and accruals	(983)	(589)
Deferred revenue	(1,333)	(55)
Taxes and social security liabilities	174	(142)

Cash used in operations	(6,494)	(6,697)
Interest paid	(3)	(5)
Taxes paid	(11)	—

Net cash used in operating activities	(6,508)	(6,702)
Cash flow from investing activities
Acquisition of property, plant and equipment	(158)	(40)
Interest received	190	33

Net cash from (used in) investing activities	32	(7)
Cash flow from financing activities
Proceeds from issuing shares, net	74,173	23
Proceeds from collaboration agreement	111,993	—
Repayment of borrowings	(319)	(28)
Change in restricted cash	(167)	13

Net cash from financing activities	185,680	8
Net increase/(decrease) in cash and cash equivalents	179,204	(6,701)
Effects of exchange rate changes on cash and cash equivalents	391	3
Cash and cash equivalents as at January 1	56,917	32,851

Cash and cash equivalents as at March 31	236,512	26,153

The footnotes are an integral part of these condensed consolidated interim financial statements

Notes to the Unaudited Condensed Consolidated Financial Statements

1.	General information

Merus N.V. is a clinical-stage immuno-oncology company developing innovative bispecific antibody therapeutics (Biclonics), headquartered in Utrecht, the Netherlands. Merus US, Inc. is a wholly-owned subsidiary of Merus N.V. located in Cambridge, Massachusetts, United States. These condensed consolidated interim financial statements as at and for the three month period ended March 31, 2017 comprise Merus N.V. and Merus US, Inc. (together, the “Company”).

On May 24, 2016, the Company closed the initial public offering of 5,500,000 of its common shares and, on May 26, 2016, of an additional 639,926 of its common shares, at a price to the public of US $10 per share (the “IPO”). Net proceeds to the Company after deducting underwriting discounts and commissions and offering expenses were US $53.3 million. On May 19, 2016, the Company’s common shares were listed on the NASDAQ Global Market (“NASDAQ”) and all of the Company’s preferred shares converted into common shares. Merus N.V. was incorporated in the Netherlands, with its statutory seat in Utrecht. In connection with becoming a public company, also on May 19, 2016, Merus N.V.’s legal structure under Dutch law was changed from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to a public company with limited liability (naamloze vennootschap) and the Company’s name changed from “Merus B.V.” to “Merus N.V.” The address of the Company’s registered office is Yalelaan 62, 3584 CM Utrecht, The Netherlands.

2.	Significant accounting policies

There have been no significant changes to the Company’s accounting policies that were previously disclosed in its Annual Report on Form 20-F for its fiscal year ended December 31, 2016, or in the methodology used in formulating these significant judgments and estimates that affect the application of these policies.

These unaudited interim condensed consolidated financial statements (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board. Certain information and disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Accordingly, these interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2016. In the opinion of management, all adjustments (consisting of a normal recurring nature) considered necessary for a fair presentation have been included in the interim financial statements. All intercompany balances are eliminated in consolidation.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment on the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity or areas where assumptions and estimates are significant to these interim financial statements are disclosed in Note 4. The results of operations for the three month period ended March 31, 2017 are not necessarily indicative of operations to be expected for the full fiscal year ending December 31, 2017.

Items included in each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The interim financial statements are presented in euros, which is Merus N.V.’s functional and presentation currency. All amounts are rounded to the nearest thousands of euros, except where otherwise indicated.

The Company’s financial results have varied substantially, and are expected to continue to vary, from period to period. The Company believes that its ordinary activities are not linked to any particular seasonal factors per IAS 34.16.

The Company operates in one reportable segment, which comprises the discovery and development of innovative bispecific therapeutics.

For the purpose of presentation in the statement of cash flows as well as the statement of financial position, cash and cash equivalents includes deposits held with financial institutions with original or remaining maturities of less than three months. Cash and cash equivalents include €187.0 million of short-term investments with a one month maturity, callable on demand. These short-term investments are primarily the result of proceeds received from Incyte Corporation (“Incyte”). On December 20, 2016, the Company entered into a collaboration and license agreement (the “collaboration and license agreement”) and a share subscription agreement (the “share subscription agreement”) with Incyte (together, the “Incyte Agreements”). Under the collaboration and license agreement, Incyte agreed to pay the Company a $120 million non-refundable upfront payment, and under the share subscription agreement, Incyte agreed to purchase 3.2 million common shares of the Company at price per share of $25, for an aggregate purchase price of $80 million. In January 2017, the Company completed the sale of its common shares under the subscription agreement and received the $80 million aggregate purchase price. In February, 2017, the Company received the $120 million non-refundable upfront payment.

Going Concern

During the year ended December 31, 2016 and the three month period ended March 31, 2017, the Company suffered losses from its operations, which further weakened the shareholders’ equity.

The Company expects to incur significant expenses and operating losses for the foreseeable future as its bispecific antibody candidates advance from discovery through preclinical development and into clinical trials, and it seeks regulatory approval and pursues commercialization of any approved bispecific antibody candidate. In addition, the Company may incur expenses in connection with the licensing or acquisition of additional bispecific antibody candidates.

As a result, the Company may need additional financing to support its continuing operations. Until the Company can generate significant revenue from product sales, if ever, the Company expects to finance its operations through public equity or debt financings or other sources, which may include collaborations with third parties. Adequate additional financing may not be available to the Company on acceptable terms, or at all. The Company’s inability to raise capital as and when needed would have a negative impact on its financial condition and ability to pursue its business strategy. The Company will need to generate significant revenue to achieve profitability and may never do so.

Based on the Company’s current operating plans, the Company expects that its existing cash and cash equivalents will enable it to fund its operating expenses and capital expenditure requirements for at least twelve months following the date of this report. For this assessment, the Company takes into consideration its existing cash and cash equivalents, including funds raised from the IPO, which closed in May 2016, as well as the funding received from the Incyte Agreements (see Note 9).

Reclassification

Certain amounts were reclassified in the prior period condensed consolidated interim financial statements to conform to the current period presentation including management and administration costs on the condensed consolidated statement of profit or loss and comprehensive loss and related disclosures in Note 12.

3.	Adoption of New and Revised International Financial Reporting Standards

Except as otherwise indicated, the accounting policies adopted in the preparation of these interim financial statements are consistent with those applied in the preparation of the Company’s annual financial statements for the year ended December 31, 2016. The Company does not plan to adopt new standards early.

Recent Accounting Pronouncements

IFRS 9 – Financial Instruments is effective for annual periods beginning on or after January 1, 2018, with early application permitted. IFRS 9 specifies how an entity should classify and measure financial assets, financial liabilities, and some contracts to buy or sell non-financial items. IFRS 9 requires an entity to recognize a financial asset or a financial liability in its statement of financial position when it becomes party to the contractual provisions of the instrument. At initial recognition, an entity measures a financial asset or a financial liability at its fair value plus or minus, in the case of a financial asset or a financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or the financial liability.

The Company is currently evaluating the impact that IFRS 9 will have on its financial statements, and has not yet determined what effect, if any, the impact of adoption will be.

IFRS 15 – Revenue from Contracts with Customers is effective for annual reporting periods beginning on or after 1 January 2018, with earlier application permitted. IFRS 15 establishes the principles that an entity applies when reporting information about the nature, amount, timing and uncertainty of revenue and cash flows from a contract with a customer. Applying IFRS 15, an entity recognizes revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To recognize revenue under IFRS 15, an entity applies the following five steps:

(1)	identify the contract(s) with a customer.

(2)	identify the performance obligations in the contract. Performance obligations are promises in a contract to transfer to a customer goods or services that are distinct.

(3)	determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. If the consideration promised in a contract includes a variable amount, an entity must estimate the amount of consideration to which it expects to be entitled in exchange for transferring the promised goods or services to a customer.

(4)	allocate the transaction price to each performance obligation on the basis of the relative stand-alone selling prices of each distinct good or service promised in the contract.

(5)	recognize revenue when a performance obligation is satisfied by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer services to a customer). For a performance obligation satisfied over time, an entity would select an appropriate measure of progress to determine how much revenue should be recognized as the performance obligation is satisfied.

The Company is currently evaluating the impact that IFRS 15 will have on its financial statements, and has not yet determined what effect, if any, the impact of adoption will be.

IFRS 16 – Leases is effective for annual reporting periods beginning on or after 1 January 2019, with earlier application permitted (as long as IFRS 15 is also applied).

The objective of IFRS 16 is to report information that (a) faithfully represents lease transactions and (b) provides a basis for users of financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. To meet that objective, a lessee should recognize assets and liabilities arising from a lease.

The Company is currently evaluating the impact that IFRS 16 will have on its financial statements, and has not yet determined what effect, if any, the impact of adoption will be.

4.	Use of estimates, Judgments and Assumptions

In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively. No changes were identified compared to previous financial statements.

The following are the critical judgments and assumptions that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the interim financial statements.

(a)	Equity settled share-based payments

Share options granted to employees and consultants providing similar services are measured at the grant date fair value of the equity instruments granted. The grant date fair value is determined through the use of an option-pricing model considering the following variables:

a)	the exercise price of the option;

b)	the expected life of the option;

c)	the current value of the underlying shares;

d)	the expected volatility of the share price;

e)	the dividends expected on the shares; and

f)	the risk-free interest rate for the life of the option.

For the Company’s share option plans, management’s judgment is that the binomial option pricing model is the most appropriate method for determining the fair value of the Company’s share options considering the terms and conditions attached to the grants made and to reflect exercise behavior.

The result of the share option valuations and the related compensation expense that is recognized for the respective vesting periods during which services are received, is dependent on the model and input parameters used. Even though management considers the fair values reasonable and defensible based on the methodologies applied and the information available, others might apply a different fair value for the Company’s share options.

(b)	Income tax

Deferred tax assets in respect of tax losses have not been recognized, because the Company has no history of generating taxable profits and at the balance sheet date, there is no convincing evidence that sufficient taxable profit will be available against which the tax losses can be utilized.

(c)	Foreign currency translation

Foreign currency transactions are translated using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the exchange rate at the reporting date are generally recognized in profit or loss.

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each statement of profit or loss and comprehensive income or loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the exchange rates at the dates of the transactions); and

•	all resulting exchange differences are recognized in other comprehensive income.

(d)	Capitalization of development costs

The criteria for capitalization of development costs have been considered by management and determined not to have been met in the first quarter of 2017. Therefore, all development expenditures relating to internally generated intangible assets in the first quarter of 2017 were expensed as incurred.

(e)	Accounting for upfront license fees

The Company entered into a research and license agreement with ONO Pharmaceuticals Co., Ltd (“ONO”) in April 2014. In connection with this arrangement, the Company received an upfront fee, which relates to the integrated package of deliverables under the contract (one single performance obligation).

On December 20, 2016, the Company entered into a collaboration and license agreement with Incyte Corporation (“Incyte”). During the three month period ended March 31, 2017, the Company received an upfront non-refundable payment for certain rights granted under the collaboration agreement.

The applicable period over which to recognize upfront payments requires significant judgment. Revenue related to these upfront fees is deferred and amortized on a straight-line basis over the contract period as to ONO, or the period of continuing involvement as to Incyte, as these are the periods over which the Company provides its integrated service activities.

(f)	Treatment of expenses relating to an equity transaction

The Company incurred costs relating to the issuance of shares. These costs, which involved both issuing new common shares and listing on NASDAQ, have been accounted for as follows:

•	Incremental costs that are directly attributable to issuing new shares are included as prepaid expenses and were deducted from equity on the date the Company closes its new share transactions (net of any income tax benefit). Such as, for example, the date of the closing of its IPO or its share subscription agreement with Incyte;

•	Costs that relate to listing on NASDAQ, or other new share transaction costs that are otherwise not incremental and directly attributable to issuing new shares, are recorded as an expense in the statement of profit or loss and comprehensive loss; and

•	Costs that relate to both share issuance and listing are allocated between those functions on a rational and consistent basis.

5.	Financial Asset

On December 20, 2016, the Company entered into a share subscription agreement with Incyte (see Note 9). As the contract is denominated in USD, the Company determined that the forward to sell its own shares (derivative), on which the Company became committed on December 20, 2016, qualifies as a derivative financial instrument, which is recognized in the statement of financial position as of December 31, 2016. The fair value of the derivative at December 31, 2016 amounted to €11.8 million. The Company measured the derivative using significant observable inputs (Level 2). The fair value was determined utilizing the Bloomberg Pricing System and the Company’s closing stock prices at each valuation date. On January 23, 2017, the Company settled the forward by delivering shares to Incyte upon closing of the share subscription agreement, thereby extinguishing the derivative financial asset.

6.	Trade and Other Receivables

Trade and other receivables are short-term and due within 1 year.

	Balance as per
	March 31, 2017	December 31, 2016
	(euros in thousands)
Trade receivables	970	205
VAT receivable	336	782
Prepaid general expenses	236	382
Prepaid pension costs	391	463
Prepaid share issuance costs	—	230
Interest bank	149	32
Grant receivable	—	24
Other receivables	108	239

	2,190	2,357

VAT receivable relates to value added tax receivable from the Dutch tax authorities based on the tax application for the first quarter of 2017. Prepaid expenses reflected above in the form of prepaid general expenses, prepaid pension costs and prepaid share issuance costs consist of expenses that were paid during the reporting period, but are related to activities taking place in the subsequent period.

As of March 31, 2017, the Company has a €1.0 million tax refund receivable relating to payroll taxes paid on research and development salaries incurred during the first quarter of 2017. The receivable is disclosed within taxes and social security assets in the unaudited condensed consolidated statement of financial position as of March 31, 2017.

7.	Other Liabilities and Accruals

All amounts are short-term and payable within 1 year.

	Balance per
	March 31, 2017	December 31, 2016
	(euros in thousands)
Accrued auditor’s fee	254	282
Personnel	288	220
R&D studies	1,111	1,256
IP – Legal fee	415	114
Bonuses	98	768
Subsidy advance received	268	224
Other accruals	233	786

	2,667	3,650

8.	Borrowings

On March 30, 2017, the Company repaid the loan from Rabobank (see the Company’s annual report on Form 20-F for details regarding the Rabobank loan). At the repayment date, the total outstanding balance of the loan amounted to €0.5 million. As a result of the repayment, the pledge associated with the loan was removed and the related cash was released from restriction.

9.	Deferred Revenue

On April 8, 2014, the Company entered into a research and license agreement with ONO. As part of this agreement, the Company received a non-refundable upfront payment of €1.0 million. This upfront payment is being amortized on a straight-line basis, and presented as revenue, over a period from April 8, 2014 through September 30, 2018, the end of the research term. The Company is eligible to receive milestone payments upon achievement of specified research and clinical development milestones. For products commercialized under this agreement, if any, the Company is also eligible to receive a mid-single digit royalty on net sales. ONO also provides funding for the Company’s research and development activities under an agreed-upon plan. ONO has the right to terminate this agreement at any time for any reason, with or without cause.

On December 20, 2016, the Company entered into the Incyte Agreements focused on the research, discovery and development of bispecific antibodies utilizing the Company’s proprietary Biclonics technology platform. The effectiveness of the collaboration and license agreement with Incyte was contingent upon the closing of the share subscription agreement with Incyte, which occurred on January 23, 2017.

Under the terms of the collaboration, Incyte paid to the Company a non-refundable upfront payment of $120 million and purchased 3.2 million shares of the Company’s common shares at $25 per share, for a total equity investment of $80 million. As discussed in Note 5, the Company determined that the forward to sell its own shares qualified as a derivative financial asset. Both the upfront license payment and the derivative financial asset are recognized as deferred revenue being amortized as revenue over the period of continuing involvement estimated to be 21 years.

The parties have agreed to collaborate on the development and commercialization of up to 11 bispecific antibody programs. For one current preclinical program, the Company will retain all rights to develop and commercialize approved products in the United States, and Incyte will develop and commercialize approved products arising from the program outside the United States. Following any regulatory approval of a product candidate for this particular pre-clinical program, each company has agreed to pay the other tiered royalties ranging from 6% to 10% on net sales of products in their respective territories.

The Company also has the option to co-fund development of product candidates arising from two other programs. For any program for which the Company exercises its co-development option, the Company would be responsible for 35% of global development costs in exchange for a 50% share of U.S. profits and losses and tiered royalties ranging from 6% to 10% on ex-U.S. sales by Incyte for these programs. The Company also has the right to elect to provide up to 50% of detailing activities for product candidates arising from one of these programs in the United States.

For each of the other eight programs, Incyte has agreed to independently fund all development and commercialization activities. For these programs, the Company will be eligible to receive potential development, regulatory and sales milestone payments of up to $350 million per program, which could result in an aggregate milestone opportunity of approximately $2.8 billion if all development, regulatory and sales milestones are achieved across all such eight other programs in all territories. The Company will also be eligible to receive tiered royalties ranging from 6% to 10% on global sales of any approved products under these eight programs. The Company will retain rights to both of its clinical candidates (MCLA-128 and MCLA-117) and MCLA-158, as well as its technology platform and future programs emerging from the Company’s platform that are outside the scope of the agreement.

Deferred revenue is as follows:

	Balance per
	March 31, 2017	December 31, 2016
	(euros in thousands)
Deferred revenue – current portion	6,943	1,610
Deferred revenue	135,529	30,206

	142,472	31,816

Of the total deferred revenue balance at March 31, 2017, €142.1 million was related to the Incyte collaboration agreement.

10.	Shareholders’ Equity

Share Subscription Agreement with Incyte

Concurrent with the collaboration and license agreement discussed above under Note 9, the Company entered into a share subscription agreement with Incyte on December 20, 2016. On January 23, 2017, under the terms of the share subscription agreement, the Company issued 3,200,000 of its common shares, nominal value €0.09 per share, to Incyte at the agreed price per share of $25, for an aggregate purchase price of $80 million, representing 19.9% of the pre-transaction issued and outstanding common shares of the Company.

Issued and paid-in share capital

All issued shares have been fully paid in cash.

Common shares

For the three month period ended March 31, 2017, 104,806 options were exercised with an exercise price of €1.93 per share and 856 options were exercised with an exercise price of €7.20 per share. As a result, 105,662 common shares were issued, share capital increased by €9,510 and share premium increased by €198,929. For the three month period ended March 31, 2016, 12,107 options were exercised at an exercise price of €1.93 per share. As a result, 12,107 common shares were issued, share capital increased by €1,090 and share premium increased by €22,228.

Situation as at March 31, 2017

At March 31, 2017, a total of 19,391,513 common shares with a nominal value of €0.09 per share were issued and paid up. At March 31, 2016, a total of 4,149,884 Class C preferred shares, 3,899,104 Class B preferred shares, 229,055 Class A preferred shares and 349,669 common shares with a nominal value of €0.09 per share were issued and paid up.

Share Premium Reserve

The share premium reserve relates to amounts contributed by shareholders at the issue of shares in excess of the par value of the shares issued.

All share premium can be considered as free share premium as referred to in the Netherlands Income tax act.

Share-based Payment Arrangements

Share-based compensation expenses included in personnel expenses were €4.6 million and €327 thousand in the three month periods ended March 31, 2017 and March 31, 2016, respectively. The increase in share based compensation expense is primarily attributable to increases in fair values and an increase in the number of options outstanding.

In 2010, the Company established the Merus B.V. 2010 Employee Option Plan (the “2010 Plan”) that entitles key management personnel, staff and consultants providing similar services to purchase shares in the Company. Under the 2010 Plan, holders of vested options were entitled to purchase depositary receipts for common shares at the exercise price determined at the date of grant. Upon exercise of the option, common shares were issued to a foundation established to facilitate administration of share-based compensation awards and pool the voting interests of the underlying shares, and depositary receipts were issued by the foundation to the individual holders. In connection with the IPO, the 2010 Plan was amended to cancel the depositary receipts and allow individual holders to directly hold the common shares obtained upon exercise of their options.

Options granted under the 2010 Plan are exercisable once vested. The options granted under the 2010 Plan vest in installments over a four-year period from the grant date. Twenty-five percent of the options vest on the first anniversary of the vesting commencement date, and the remaining 75% of the options vest in 36 monthly instalments for each full month of continuous service provided by the option holder thereafter, such that 100% of the options shall become vested on the fourth anniversary of the vesting commencement date. Options will lapse on the eighth anniversary of the date of grant.

Prior to the IPO, participants that voluntarily left the Company, except for members of the Supervisory Board, were required to offer to the foundation the depositary receipts acquired from exercising options against payment of the exercise price or, if lower, fair market value of the underlying shares. This obligation for a participant to offer depositary receipts to the foundation upon resignation within four years from exercising the options was treated as a non-market vesting condition. In connection with the IPO, the foundation was dissolved and the common shares underlying depositary receipts distributed. In addition, the 2010 Option Plan was amended such that a participant is no longer required to offer depositary receipts to the foundation upon resignation.

The reduction of the vesting period has been accounted, taking into consideration the modified vesting conditions, to reflect the best estimate available of the options that are expected to vest. At the modification date in 2016, the cumulative expense for the options has been trued-up to reflect the reduced vesting period. This amendment of a non-market vesting (service) condition did not impact the fair value of the options granted.

In connection with the IPO, the Company established the 2016 Incentive Award Plan (the “2016 Plan”). Following the IPO, the Company is no longer making grants under the 2010 Plan; however, the terms of the 2010 Plan will continue to govern grants made under the 2010 Plan. All incentive award grants since the IPO are being made under the 2016 Plan.

Options granted under the 2016 Plan are exercisable once vested. The options granted under the 2016 Plan vest in installments over a four-year period from the grant date. Twenty-five percent of the options vest on the first anniversary of the vesting commencement date, and the remaining 75% of the options vest in 36 monthly installments for each full month of continuous service provided by the option holder thereafter, such that 100% of the options shall become vested on the fourth anniversary of the vesting commencement date. Options will lapse on the tenth anniversary of the date of grant.

The Restricted Stock Units (“RSUs”) granted under the 2016 Plan also vest in installments over a four-year period from the grant date. Each RSU represents the right to receive one common share of the Company.

As part of the 2016 Plan, the Company also established the Supervisory Board Remuneration Program. As part of this program, the members of the supervisory board are entitled to cash compensation as well as equity compensation. The equity compensation consists of an initial option grant as well as annual awards, subject to approval of the shareholders.

The initial awards granted under the Supervisory Board Remuneration Program vest in installments over a three-year period. Thirty-three percent of the options vest on the first anniversary of the vesting commencement date, and the remaining 67% of the options in 24 substantially equal monthly installments thereafter, such that the award shall be fully vested on the third anniversary of the vesting commencement date. Each subsequent award shall vest and become exercisable in 12 substantially equal monthly installments following the vesting commencement date, such that the subsequent award shall be fully vested on the first anniversary of the date of grant.

Share-based payment expenses are recognized as from the IPO date for each subsequent award that a Supervisory Board member is entitled to over his/her remaining term. Since these subsequent awards are subject to shareholder approval, the grant date is not yet established and expenses are based on an estimated grant date fair value. The estimated grant date fair value is updated each reporting period until the grant date has been established. Once the grant date has been established, the estimated fair value is revised so that the expense recognized is based on the actual grant date fair value of the awards granted.

Measurement of fair values of the equity-settled share-based payment arrangements

The fair value of the employee share options has been measured using a binomial option pricing model. Service and non-market performance conditions attached to the transactions were not taken into account in measuring fair value.

The number of options outstanding as of March 31, 2017 was as follows:

Group of employees entitled	March 31, 2017
Executives	1,912,436
Other employees	258,133
Supervisory Board members	185,128

Total	2,355,697

The inputs used in the measurement of the fair values and the related fair values at the grant dates were as follows for the options granted during the three month period ended March 31, 2017:

	Executives €	Other €
Fair value at grant date	13.14-20.03	13.14-18.02
Share price at grant date	20.03-24.54	20.03-27.47
Exercise price	20.03-24.54	20.03-27.47
Expected volatility (weighted-average)	95.24%	95.20%
Contractual life	10 years	10 years
Expected dividends	0%	0%
Risk-free interest rate (based on government bonds)	2.45-2.51	2.38-2.62%

The input parameters in the table above does not include the subsequent awards for 2017 to be granted to the Supervisory Board. The inputs used in the measurement of the fair values will be included once the subsequent awards have been granted upon approval by the shareholders at the annual general meeting of shareholders.

Reconciliation of outstanding share options and RSU’s

The number of share options and RSU’s, and the weighted average exercise prices of share options granted under the 2010 Plan and 2016 Plan were as follows for the three month period ended March 31, 2017:

	Weighted average exercise price (€)	Number of options and RSU’s
Outstanding at January 1, 2017	8.69	1,394,844
Forfeited during the three month period	5.08	(1,065)
Expired during the three month period	—	—
Exercised during the three month period	1.97	(105,662)
Granted during the three month period	16.33	1,067,580
Outstanding at March 31, 2017	12.54	2,355,697
Exercisable at March 31, 2017		375,161

The options outstanding at March 31, 2017 had an exercise price in the range of €1.93 to €27.40 and a weighted-average remaining contractual life of 8.47 years.

Expense Recognized in Profit or Loss

For details on the related option expenses recognized as employee benefit expenses, see Note 13.

11.	Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue for the three months ended March 31, 2017 was as follows:

	March 31, 2017	March 31, 2016
	(euros in thousands)
ONO Pharmaceutical Co., Ltd. – research funding	192	56
Incyte Corporation	2,064	—
Income from grants on research projects	30	791

	2,286	847

Revenue for the three months ended March 31, 2017 included €0.1 million related to cost reimbursement from ONO. A further €0.1 million of deferred revenue at December 31, 2016 was recognized for the upfront license payment in 2017 related to the ONO agreement. Revenue for the three months ended March 31, 2017 included €0.8 million revenue relating to cost reimbursement from Incyte. A further €1.3 million of deferred revenue at December 31, 2016 was recognized for the upfront license payment in 2017 related to the collaboration and license agreement.

The Company currently has three active grants consisting of cash allowances for specific research and development projects. For two of the grants, the Company has reporting obligations at the end of the grant contract term. The unconditional receipt of the grant allowances is dependent on the final review of the reporting provided by the Company at the end of the contract term.

12.	Total Operating Expenses

Research and development costs are comprised of allocated employee costs, the costs of materials and laboratory consumables, IP and license costs and allocated other costs.

A breakdown of total operating expenses is presented as follows:

	Three month period ended March 31
	2017	2016
	(euros in thousands)
Manufacturing costs	3,375	778
IP and license costs	365	142
Personnel related R&D	1,532	895
Other research and development costs	1,735	2,391

Total research and development costs	7,007	4,206

Management and administration costs	4,202	518
Litigation costs	290	560
Other operating expenses	1,553	1,053

Total other expenses	1,843	1,613

Total operating expenses	13,052	6,337

Research and developments costs were €7.0 million for the three month period ended March 31, 2017 compared with €4.2 million for the period ended March 31, 2016. The increase in research and development costs is primarily attributable to the increase in manufacturing costs, resources, share-based payment expense as well as additional spending on the clinical and preclinical programs.

A breakdown of other research and development costs is presented as follows:

	Three month period ended March 31
	2017	2016
	(euros in thousands)
Discovery and pre-clinical costs	378	1,127
Clinical costs	710	680
Consumables	286	305
Other research and development costs	361	279

Total other research and development costs	1,735	2,391

Other research and development costs consist mainly of consultancy expenses related to R&D activities, which cannot be specifically allocated to a research project.

Litigation costs

On March 11, 2014 Regeneron Pharmaceuticals Inc. (“Regeneron”) filed a complaint in the United States District Court for the Southern District of New York (the “Court”), alleging that the Company was infringing on one or more claims in Regeneron’s U.S. Patent No. 8,502,018, entitled “Methods of Modifying Eukaryotic Cells.” On July 3, 2014, the Company filed a response to the complaint, denying Regeneron’s allegations of infringement and raising affirmative defenses, and filed counterclaims seeking, among other things, a declaratory judgment that the Company did not infringe the patent and that the patent was invalid. The Company subsequently filed amended counterclaims during the period from August to December 2014, seeking a declaratory judgment of unenforceability of the patent due to Regeneron’s commission of inequitable conduct.

On November 21, 2014, the Court found that there was clear and convincing evidence that a claim term present in each of the patent claims was indefinite and granted the Company’s proposed claim constructions. On February 24, 2015, the Court entered partial judgment in the proceeding, on the grounds that the Company did not infringe each of the patent claims, and that each of the patent claims were invalid due to indefiniteness. On November 2, 2015, the Court found Regeneron had withheld material information from the United States Patent and Trademark Office during prosecution of the patent, and Regeneron had engaged in inequitable conduct and affirmative egregious misconduct in connection with the prosecution of the patent. On December 18, 2015, Regeneron filed an appeal of the Court’s decision which is currently pending. On 13 February 2017, the United States Court of Appeals for the Federal Circuit held oral argument. A decision is expected during the second half of 2017.

On March 11, 2014, Regeneron served a writ in the Netherlands alleging that the Company was infringing one or more claims in their European patent EP 1 360 287 B1. The Company opposed the patent in June 2014. On September 17, 2014, Regeneron’s patent EP 1 360 287 B1 was revoked in its entirety by the European Opposition Division of the European Patent Office (the “EPO”). In Europe, an appeal hearing occurred in October and November 2015 at the Technical Board of Appeal for the EPO at which time the patent was reinstated

to Regeneron with amended claims. The Company believes that its current business operations do not infringe the patent reinstated to Regeneron with amended claims because it believes it has not used the technology or methods claimed under the amended claims. The Dutch litigation procedure is stayed.

The costs incurred in the above litigation and opposition were €0.3 and €0.6 million for the three month periods ended March 31, 2017 and 2016, respectively, and are included in the statement of profit or loss and comprehensive loss for the period.

Apart from the above mentioned litigation procedures, a number of opposition proceedings are currently ongoing between the Company and Regeneron. The Company has opposed granted European patents owned by Regeneron related to transgenic mice technology. Regeneron has opposed granted patents owned by Merus, in Europe, Japan and Australia. The oppositions in Europe and Japan have been resolved in the Company’s favor and a decision on the opposition in Australia was issued on May 5, 2017, finding certain claims valid and others not valid, with additional proceedings to follow. Based on the current facts and circumstances no provision has been recognized under IAS 37.

Operating expenses presented by nature are outlined below:

	Three month period ended March 31
	2017	2016
	(euros in thousands)
Costs of outsourced work	1,273	3,269
Other external costs	5,980	1,604
Employee benefits	5,735	1,413
Depreciation and amortization	64	51

Total operating expenses	13,052	6,337

13.	Employee Benefits

The company’s headcount at March 31, 2017 and 2016 was approximately 56 and 43 FTEs, respectively. The Company’s headcount at March 31, 2017 consisted of 50 employees in the Netherlands and six employees in the United States. All employees are principally employed in the area of research and development. A total of 12 employees that are devoted to activities other than research and development are included under management and administration costs for the three month period ended March 31, 2017.

Details of the employee benefits are as follows:

	Three month period ended March 31
	2017	2016
	(euros in thousands)
Salaries and wages	1,731	1,137
WBSO subsidy	(1,052)	(470)
Social security premiums	147	84
Health insurance	26	—
Pension costs	141	110
Stock award expense	4,626	327
Other personnel expense	116	225

Total employee benefits expense	5,735	1,413

14.	Finance Income and Expense

	Three month period ended March 31
	2017	2016
	(euros in thousands)
Interest income and similar income	190	33
Interest expenses and similar expenses	(10,734)	(5)

	(10,544)	28

As discussed in Note 9, on December 20 2016, the Company entered into the Incyte Agreements. As these contracts are denominated in USD, the Company determined that the forward to sell its own shares (derivative), on which the Company became committed on December 20, 2016, qualifies as a derivative financial instrument which was recognized in the statement of financial position as of December 31, 2016. The interest expense and similar expenses for the three months ended March 31, 2017 include an amount of €10.7 million related to the effective settlement of the forward (derivative) on January 23, 2017, the date the shares were issued and the date through which the related expense was incurred.

15.	Operating Lease

On April 22, 2016, Merus N.V. closed a lease agreement with Stichting Incubator Utrecht for a new office building. The agreement term is for five years and expires in the fourth quarter of 2021. If the lease is not terminated by Merus it will be automatically renewed for a period of two years. The agreed rental price is €0.4 million per year. The Company moved into the new office building in November 2016. In the three month period ending March 31, 2017, the Company recognized an amount of €0.1 million for rent and service charges related to the new office building.

16.	Subsequent Events

Recognition of Grant

On June 12, 2017, the European Commission approved for reimbursement the final installment of the FP-7 grant for €0.7 million. Revenue for this final installment will be recorded in the second quarter of 2017, the period in which approval from the European Commission was received.

Corporate Financing Arrangements

On June 1, 2017, the Company filed a registration statement on Form F-3 with the United States Securities and Exchange Commission (the “F-3”), which became effective on June 16, 2017. Under the F-3, the Company may offer securities from time to time up to a total dollar amount of $250 million and Incyte may, from time to time, offer the 3.2 million common shares it acquired from the Company, each as described in the registration statement.

Concurrent with filing the F-3, the Company entered into a sales agreement with Cowen and Company, LLC (“Cowen”) and filed a prospectus supplement for Cowen as sales agent to offer of up to $50 million of the Company’s common shares from time to time through and “at the market” offering as defined in Rule 415 of the Securities Act of 1933, as amended.